Anglo Irish Bank Corporation plc

Stephen Court
18/21 St Stephen's Green
Dublin 2
Ireland

Tel: +353 1 6162000
SWIFT: AngoIE2D
Website: www.angloirishbank.com

Fax: Banking +353 1 6162481
Fax: Treasury +353 1 6162467
Fax: Personal Deposits +353 1 6162483
Fax: Personnel +353 1 6162488

03 NOV 24 AM 7:21

ANGLO
IRISH
BANK

03037667

17 November 2003

SUPPL

Office of International Corporate Finance,
Securities & Exchange Commission,
450 Fifth Street N.W.,
Washington D.C. 20549,
U.S.A.

Re: Anglo Irish Bank Corporation Plc (File No. 82-3791) 12g3-2 (b) Exemption.

Dear Sirs,

Please find enclosed information and/or documents furnished by Anglo Irish Bank Corporation plc (file No. 82-3791) under paragraph (b) (1) (iii) Rule 12g3-2, which information shall not be deemed "Filed" with the SEC or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934.

Yours faithfully,
ANGLO IRISH BANK

PROCESSED
DEC 03 2003
THOMSON
FINANCIAL

B. Daly

Encl.

dw 11/25

03 NOV 24 AM 7:21

STOCK EXCHANGE

DATE	ANNOUNCEMENT
23 July 2003	Dealing by Director
3 September 2003	Dealing by Director
3 September 2003	Application to Listing - 8,000,000 new ordinary shares
4 September 2003	Dealing by Director
4 September 2003	Notice re Appointment of B. Daly as Secretary
16 September 2003	Dealing By Director (x5)
16 September 2003	Six Month Block Listing Return
18 September 2003	Dealing By Director

COMPANIES REGISTRATION OFFICE

11 August 2003	Form B5 - Return of Allotments/Companies Capital Duty - 62,500 new ordinary shares
1 September 2003	Form B5 - Return of Allotments/Companies Capital Duty - 10,000 new ordinary shares
12 September 2003	Form B5 - Return of Allotments/Companies Capital Duty - 623,100 new ordinary shares
16 September 2003	Form B5 - Return of Allotments/Companies Capital Duty - 1,865,850 new ordinary shares
26 September 2003	Form B10 - Resignation of R. Murphy and Appointment of B. Daly as Secretary

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 969293

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

Patricia Jamal

3. Please state whether notification indicates that it is in respect of holding ofthe shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Chase Nominees Limited

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director named in 2 above

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Share Purchase

7. Number of shares / amount of stock acquired

15,000

8. Percentage of issued class

0.005 %

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary €0.32

12. Price per share

€8.10

13. Date of transaction

23 July 2003

14. Date company informed

23 July 2003

15. Total holding following this notification

15,000

16. Total percentage holding of issued class following this notification

0.005 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Ronan Murphy - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Ronan Murphy, Group Secretary

Date of Notification

24 July 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 242237

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

Fintan Drury

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Chase Nominees Limited

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director named in 2 above

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Share Purchase

7. Number of shares / amount of stock acquired

11,000

8. Percentage of issued class

0.003 %

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary €0.32

12. Price per share

€8.99

13. Date of transaction

3 September 2003

14. Date company informed

3 September 2003

15. Total holding following this notification

26,000

16. *Total percentage holding of issued class following this notification*

0.008 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Ronan Murphy - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Ronan Murphy, Group Secretary

Date of Notification

4 September 2003

SCHEDULE 3A

03 NOV 24

APPLICATION FOR ADMISSION OF SECURITIES TO THE OFFICIAL LIST
(SHARES AND DEBT SECURITIES)

This form of application for admission of securities to the Official List should be suitably adapted for an issuer which is not a public limited company. Please note that admission to the Official List will be simultaneous with admission to trading on a Recognised Investment Exchange (RIE). You will need to complete a separate application form to apply for trading on the RIE.

To: UK Listing Authority 3 September 2003

Details of securities to be listed

Anglo Irish Bank Corporation plc ("the issuer") hereby applies for the securities detailed below to be admitted to the Official List of the UK Listing Authority subject to the listing rules of the UK Listing Authority.

Share capital

Authorised		Denomination	Issued and paid up (inclusive of present issue)
380,000,000	in	**Euro 0.32**	**335,978,207**
	in		
	in		
Euro 121,600,000.00			**Euro 107,513,026.24**

(Please include in brackets those shares listed under block listing procedures but not yet allotted)

Debt securities

Nominal value	Redemption date	Coupon
N/A		
£		

Please specify where the issuer is listed and the nature of the listing	
Primary	**Dual Primary, Dublin & London**
Secondary	

Please specify on which RIEs the issuer has applied to have its securities traded

Amounts and descriptions of securities for which application is now being made (include distinctive numbers if any)
8,000,000 Ordinary shares of €0.32

Type of issue for which application is being made
Block Listing Application for 8,000,000 new ordinary €0.32 shares to be issued in relation to Anglo Irish Bank Corporations PLC's 1988 and 1999 share Option Schemes. 1,051,000 of these shares relate to the 1988 scheme and the remainder relate to the 1999 scheme (6,949,000)

Confirmation

We acknowledge our obligations under the listing rules and the legal implications of listing under the Financial Services and Markets Act 2000. Accordingly we confirm that:

(a) all the conditions for listing in the listing rules which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b) all information required to be included in the listing particulars/prospectus* has been included therein, or, if the final version has not yet been submitted (or approved), will be included therein before it is so submitted; and

(c) all the documents and information required to be included in the application have been or will be supplied in accordance with the listing rules and all other requirements of the UK Listing Authority in respect of the application have been or will be complied with.

We undertake to comply with the listing rules from time to time of the UK Listing Authority so far as applicable to the issuer.

We undertake to lodge with you the declaration required pursuant to paragraph 7.8(i) of the listing rules of the UK Listing Authority in due course.

Signed
~~Director or~~ secretary ~~or other duly authorised officer~~ for and on behalf of
Name of issuer **Anglo Irish Bank Corporation plc**

To be completed in all cases

Application to be heard on:	**Monday, 8 September 2003**
Admission expected to be effective from:	**Tuesday, 9 September 2003**

Name(s) of contact(s) at issuer regarding the Application	**Ronan Murphy**
Telephone number:	**+353 1 616 2506**

Irish Stock Exchange	APPLICATION FOR ADMISSION OF SECURITIES TO THE OFFICIAL LIST (Shares & Debt Securities) SCHEDULE 3A

This form of application for admission of securities to the Official List should be suitably adapted for an issuer which is not a public limited company. It must be lodged duly completed at least TWO BUSINESS DAYS prior to the consideration of the application for admission to listing.

To: **Listing Applications**
Irish Stock Exchange ("the Exchange") 3 September, 2003

Details of securities to be listed

Anglo Irish Bank Corporation plc ("the issuer")
hereby applies for the securities detailed below to be admitted to the Official List of the Exchange subject to the listing rules of the Exchange.

Share capital

Authorised		Denomination	Issued and paid up (inclusive of present issue)
380,000,000	in	Euro €0.32	335,978,207
	in		
	in		
	in		
~~£~~ €121,600,000.00			~~£~~ €107, 513, 026.24

(Please include in brackets those shares listed under block listing procedures but not yet allotted)

Debt securities

Nominal value	Redemption date	Coupon
N/A		
£		

Amount and description of securities for which application is now being made(include distinctive numbers)
Type of issue for which application is being made

8,000,000 Ordinary €0.32

Type of issue for which application is being made

Block Listing Application of 8,000,000 new ordinary shares

Are the securities for which application is now made:

(a) identical * in all respects? | YES | ~~NO~~ |

If no, how do they differ and when will they become identical?

____

(b) identical * in all respects with an existing class of security?

YES	~~NO~~

If no, how do they differ and when will they become identical?

____

____

(c) the subject of an application for listing in another member state of the European Community either within the previous six months, now or in the near future.

YES	~~NO~~

If yes, state when and on what stock exchange(s) :

Dual Primary, Dublin and London

NOTE: * Identical means in this context:

(a) the securities are of the same nominal value with the same amount called up or paid up;

(b) they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and

(c) they carry the same rights as to unrestricted transfer, attendance and voting at meetings and are pari passu in all other respects.

If the securities are not identical, but will so become in the future, definitive certificates issued before that date must be enfaced with a note to this effect.

Details of documents of title

Please give details of renounceable document (where applicable):

(a) Type of document (which must comply with the relevant provisions of chapter 13 of the listing rules): N/A

(b) Proposed date of issue: N/A

(c) Last day for splitting: N/A
- (i) Nil paid: ____________
- (ii) Partly paid: ____________
- (iii) Fully paid: ____________

(d) Last day for renunciation: N/A

Definitive certificate:

Definitive certificates (in respect of the class of security/~~securities~~ for which listing is sought) will be issued for 8,000,000 shares ~~[insert number of shar~~es] and/or £____________ nominal of ____________ [insert designation of debt securities] and will be ready from 9/9/03 for ____________ shares [insert number of shares] and/or £____________ nominal of ____________ [insert designation of debt securities].

Declaration

We acknowledge our obligations under the listing rules and the legal implications of listing. Accordingly we declare that:

(a) all the conditions for listing in the listing rules which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b) all information required to be included in the listing particulars/prospectus* has been included therein, or, if the final version has not yet been submitted (or approved), will be included therein before it is so submitted; and

(c) all the documents and information required to be included in the application have been or will be supplied in accordance with the listing rules and all other requirements of the Exchange in respect of the application have been or will be complied with.

We undertake to comply with the listing rules from time to time of the Exchange so far as applicable to the issuer.

We undertake to lodge with you the declaration required pursuant to paragraph 7.8(i) of the Listing Rules in due course.

SIGNED BY ______________________________

~~Director or~~ secretary or ~~other duly authorised officer~~

For and on behalf of

Anglo Irish Bank Corporation plc
Name of issuer

To be completed in all cases

Application to be heard on: Monday 8 September 2003

Dealings expected to commence on: Tuesday, 9 September 2003

Name(s) of contact(s) at issuer regarding the application:

Ronan Murphy

Anglo Irish Bank Corporation plc

Telephone number: 00 353 1 616 2506

NOTE: * ***delete as appropriate***

Stephen Court
18/21 St Stephen's Green
Dublin 2
Ireland

Tel: +353 1 6162000
SWIFT: AngoIE2D
Website: www.angloirishbank.com

Fax: Banking +353 1 6162481
Fax: Treasury +353 1 6162467
Fax: Personal Deposits +353 1 6162483
Fax: Personnel +353 1 6162488

ANGLO IRISH BANK

ANGLO IRISH BANK CORPORATION PLC

BROCHURE OF PARTICULARS

BLOCK LISTING APPLICATION

Application has been made to the Irish Stock Exchange and the UK Listing Authority for 8,000,000 ordinary shares of nominal value of €0.32 each in the capital of Anglo Irish Bank Corporation plc to be admitted to the Official List of the Irish Stock Exchange and the UK Listing Authority and application has been made to the Irish Stock Exchange and to the London Stock Exchange for these shares to be admitted to trading. These shares have been issued pursuant to the Block Listing Application dated 3 September 2003 and will be allotted on the exercise of share options.

Such admission is expected to become effective and dealings to commence on these shares from 9 September 2003.

A copy of the above document has been submitted to the UKLA and will shortly be available for inspection at the UKLA's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Tel. 020 7676 1000

AVS NO. 949458

3 September 2003

Form 1

APPLICATION FOR ADMISSION OF SECURITIES TO TRADING

This form of application should be submitted to Company Services, London Stock Exchange, Old Broad Street, London EC2N 1HP, to arrive no later than ***2 business days prior*** *to the consideration of the application for admission to trading.*

If you require assistance, please call the Company Services Help Desk on ***020-7797-1600****.*

To: London Stock Exchange

1. **Full name of issuer:** **Anglo Irish Bank Corporation plc**

hereby applies for the following securities to be admitted to trading on the London Stock Exchange subject to the Admission & Disclosure Standards ("the Standards").

2. **Amount and full description of each class of security for which application is now being made:** Example*: 30,000,000 ordinary shares of 20 pence each fully paid. Where the securities are to be issued under an issuance programme, please give a description of the programme and the maximum amount of securities that may be admitted to trading at any one time.*

8,000,000 Ordinary Shares of Euro 0.32 each

3. **Type of issue for which application is being made:** Example*: Bonus, Rights, Placing, Open Offer, Block listing, Eurobond, MTN Programme*

Block Listing Application of 8,000,000 new ordinary €0.32 shares

4. **Are the securities for which application is now made identical* in all respects**

(a) **with each other?** YES/~~NO~~

(b) **with an existing class of security?** YES/~~NO~~

If you answered *NO* to either question how do the securities differ and when will they become identical?

N/A

5. **Definitive certificates (or where relevant definitive bearer securities) in respect of the securities for which application to trading is now sought ~~were~~/will be issued from:**

Date: 9 September 2003

Please indicate whether the certificates are in registered or bearer form:

REGISTERED ~~/ BEARER~~

Note in relation to Question 4:

** **identical** means in this context:*

(a) the securities are of the same nominal value with the same amount called or paid up;

(b) they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and

(c) they carry the same rights as to unrestricted transfer, attendance and voting at meetings and are pari passu in all other respects.

If the securities are not identical, but will so become in the future, definitive certificates issued before that date must be enfaced with a note to this effect.

Declaration

We acknowledge our obligations under the Standards. Accordingly we declare that:

(a) all the conditions for trading in the Standards which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b) all the documents and information required to be included in the application have been or will be supplied in accordance with the Standards and all other requirements of the Exchange in respect of the application have been or will be complied with; and

(c) (for new applicants only) the issuer is in compliance with the requirements of any securities regulator that regulates it and/or any stock exchange on which it has its securities traded.

We undertake to comply with the Standards as published by the London Stock Exchange from time to time.

Signed: [signature] **Date:** 3 September 2003

Director or secretary or other duly authorised officer, for and on behalf of

Name of issuer Anglo Irish Bank Corporation plc

Application to be considered on (date):	**Monday, 8 September 2003**
Dealings expected to commence from (date):	**Tuesday 9 September 2003**

Contact at the issuer:

Name:	**Ronan Murphy**
Email address:	**ronanmurphy@angloirishbank.ie**
Telephone number:	**+353 1 6162506**

Contact at nominated representative (if applicable):

Name:	**Fergal Meehan**
Email address:	**Fergal.Meehan@davy.ie**
Telephone number:	**+353 1 614 9993**

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 517564

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

Patrick Wright

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Chase Nominees Limited

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director named in 2 above

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Share Purchase

7. Number of shares / amount of stock acquired

11,000

8. Percentage of issued class

0.003 %

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary €0.32

12. Price per share

€8.90

13. Date of transaction

4 September 2003

14. Date company informed

4 September 2003

15. Total holding following this notification

224,042 Ordinary Shares

16. Total percentage holding of issued class following this notification

0.07 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Ronan Murphy - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Ronan Murphy, Group Secretary

Date of Notification

5 September 2003

ANGLO IRISH BANK

ANGLO IRISH BANK APPOINTS NEW GROUP SECRETARY

Anglo Irish Bank Corporation plc today (4 September 2003) announces the appointment of Bernard Daly to succeed Ronan Murphy as Group Secretary of the Bank with effect from 26 September 2003.

Bernard Daly, a Chartered Accountant, joined the Bank in 1993 and has been Director of Treasury since 2001.

Ronan Murphy, also a Chartered Accountant will retire having been Group Secretary since 1986. The Board of the Bank expressed its gratitude for the significant contribution he made during his career with the Bank.

-Ends-

4 September, 2003

AVS No. 380409

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

03 NOV 24 PM 7:21

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

John Rowan

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

John Rowan

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

It does not

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Shares issued on Exercise of Option

7. Number of shares / amount of stock acquired

237,500

8. Percentage of issued class

0.07 %

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary €0.32

12. Price per share

€2.36

13. Date of transaction

16 September 2003

14. Date company informed

16 September, 2003

15. Total holding following this notification

585,584

16. Total percentage holding of issued class following this notification

0.18 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Ronan Murphy - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Ronan Murphy, Group Secretary

Date of Notification

17 September 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

Peter Killen

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Peter Killen

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

It does not

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Shares issued on Exercise of Option

7. Number of shares / amount of stock acquired

237,500

8. Percentage of issued class

0.07 %

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary €0.32

12. Price per share

€2.36

13. Date of transaction

16 September 2003

14. Date company informed

16 September, 2003

15. Total holding following this notification

1,350,499

16. Total percentage holding of issued class following this notification

0.41%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Ronan Murphy - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Ronan Murphy, Group Secretary

Date of Notification

17 September 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

Sean FitzPatrick

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Sean FitzPatrick

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

It does not

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Shares issued on Exercise of Option

7. Number of shares / amount of stock acquired

312,500

8. Percentage of issued class

0.095 %

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary €0.32

12. Price per share

€2.36

13. Date of transaction

16 September 2003

14. Date company informed

16 September, 2003

15. Total holding following this notification

3,897,213

16. Total percentage holding of issued class following this notification

1.185%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Ronan Murphy - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Ronan Murphy, Group Secretary

Date of Notification

17 September 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

Tiarnan O Mahoney

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Tiarnan O Mahoney

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

It does not

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Shares issued on Exercise of Option

7. Number of shares / amount of stock acquired

237,500

8. Percentage of issued class

0.07 %

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary €0.32

12. Price per share

€2.36

13. Date of transaction

16 September 2003

14. Date company informed

16 September, 2003

15. Total holding following this notification

726,934

16. Total percentage holding of issued class following this notification

0.22 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Ronan Murphy - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Ronan Murphy, Group Secretary

Date of Notification

17 September 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

William McAteer

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

William McAteer

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

It does not

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Shares issued on Exercise of Option

7. Number of shares / amount of stock acquired

237,500

8. Percentage of issued class

0.07 %

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary €0.32

12. Price per share

€2.36

13. Date of transaction

16 September 2003

14. Date company informed

16 September, 2003

15. Total holding following this notification

1,185,537

16. Total percentage holding of issued class following this notification

0.36 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Ronan Murphy - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Ronan Murphy, Group Secretary

Date of Notification

17 September 2003

SCHEDULE 5

Irish Stock Exchange

BLOCK LISTING SIX MONTHLY RETURN

03 NOV 24 AM 7:21

To: Listing Applications
Irish Stock Exchange

AVS No. [ ]

Please ensure the entries on this return are typed

1. Name of company:	Anglo Irish Bank Corporation plc
2. Name of scheme:	Share Option Scheme
3. Period of return:	From 1/3/2003 To 31/8/2003
4. Number and class of share(s) (amount of stock/debt security) not issued under scheme at end of the last period	2,644,011
5. Number of shares issued/allotted under scheme during period:	310,000
6. Balance under scheme not yet issued/allotted at end of period:	2,334,011
7. Number and class of share(s) (amount of stock/debt securities) Originally listed and the date of admission	5,000,000 Ordinary Euro 0.32 Shares listed 15 October 2001

Please confirm total number of shares in issue at the end of the period in order for us to update our records

327,968,207

Contact for queries:	Address:
Name: Ronan Murphy	Anglo Irish Bank Corporation plc 18/21 St. Stephen's Green, Dublin 2
Telephone: (01) 616 2506	

Person making return:

Name: Ronan Murphy

Position: Group Secretary

Signature: R Murphy

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
London Stock Exchange
Old Broad Street
London
EC2N 1HP
Tel: (0171 797 1000)

Please ensure the entries on this return are typed

1. Name of company	ANGLO IRISH BANK CORPORATION PLC	
2. Name of scheme	SHARE OPTION SCHEME	
3. Period of return	From 1/3/2003	To 31/8/2003
4. Number and class of share(s) (amount of stock/debt security) not issued under scheme at end of the last period:	2,644,011	
5. Number of shares issued/allotted under scheme during period:	310,000	
6. Balance under scheme not yet issued/allotted at end of the period:	2,334,011	
7. Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	5,000,000 ordinary €0.32 shares listed 15 October 2001	

Please confirm total number of shares in issue at the end of the period in order for us to update our records.

327,968,207

Contact for queries:

Name: Ronan Murphy

Address: Anglo Irish Bank Corporation plc
18/21 St Stephen's Green, Dublin 2

Telephone: 00 3531 616 2506

Person making return:

Name: Ronan Murphy

Position: Group Secretary

Signature: R. Murphy

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of scheme

Share Option Scheme

3. Period of return:

From **1 March 2003** To **31 August 2003**

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

2,644,011

5. Number of shares issued / allotted under scheme during period:

310,000

6. Balance under scheme not yet issued / allotted at end of period

2,334,011

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

5,000,000 Ordinary €0.32 shares listed 15 October 2001

Please confirm total number of shares in issue at the end of the period in order for us to update our records

327,968,207

Contact for queries

Name Ronan Murphy

Address **Anglo Irish Bank Corporation plc, 18/21 St Stephen's Green, Dublin 2**

Telephone **00 3531 616 2506**

Person making the return

Name **Ronan Murphy**

Position **Group Secretary**

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 168620

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

Peter Murray

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Peter Murray	**62,450**
Trustees of the AAML Executive Pension Plan	**29,000**

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director named in 2 above

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Share Purchase

7. Number of shares / amount of stock acquired

8,250

8. Percentage of issued class

0.002 %

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary €0.32

12. Price per share

€9.61

13. Date of transaction

18 September 2003

14. Date company informed

18 September 2003

15. Total holding following this notification

99,700

16. Total percentage holding of issued class following this notification

0.03 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Ronan Murphy - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Ronan Murphy, Group Secretary

Date of Notification

19 September 2003

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Companies Acts, 1963 to 2001

B5 (Euro)

Return of allotments

Section 58, Companies Act, 1963
Section 67 to 75, Finance Act, 1973

Company Number 22045

The return must be delivered within one month after the allotment

Company Name *in full*
Anglo Irish Bank Corporation plc

Effective centre of management if outside the State

Registered Office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) *notes one and two* made on 11/08/2003

or made from ____________ to ____________

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Anthony Flannery 78 Bushy Park Road, Terenure, Dublin 6	Ordinary €0.32	50,000
Michael O'Sullivan 89 Avoca Park, Blackrock, Co Dublin	Ordinary €0.32	12,500

Presenter's Name
Ronan Murphy

Address
Anglo Irish Bank Corporation plc
18/21 St. Stephen's Green, Dublin 2

Telephone 01 616 2506

Reference rm/cj

coform

B

Consideration for allotment(s) consist of (✓ *as appropriate)*

Cash ☑ Complete Section C

Non-Cash ☐ Complete Section D

Both Cash and Non-Cash ☐ Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 68(1) Finance Act, 1973) ☐

Exemption claimed under Section 72 Finance Act, 1973, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
50,000	Ordinary	0.32	1.09	54,598.74
12,500	Ordinary	0.32	2.34	29,250.00

Denomination Euro

Conversion rate, if any

Total value of consideration € 83,848.74

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares issued under the Share Option Scheme

Note Three
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination

Conversion rate, if any

Total value of consideration *note three* € 0.00

Enter this amount in page 3 section E2

I hereby certify that the above particulars contained in this form are correct

☐ Director ☑ Company Secretary

Signature [signature]

Date 27/11/2003

Name *Block letters please*

RONAN MURPHY

coform

Companies Capital Duty

Calculation of Duty

Statement required under
Section 69, Finance Act, 1973, as amended

Company Number 22045

Date of allotment(s) *notes one and two*

made on 11/08/2003

or made from ____________ to ____________

E

Value of assets contributed or to be contributed

1. Total from Section C	€ 83,848.74
+	
2. Total from Section D	€ 0.00
3. Total 1 + 2 above	€ 83,848.74
4. Expenses *note four*	€ 0.00
5. Total 3 - 4	€ 83,848.74

F

Nominal value of shares allotted

	1. Amount/ Denomination
	2. Conversion Rate
€	3. Amount in €

Note Four
Ascertained in accordance with the provisions of Section 70 Finance Act, 1973. Full details including copies of invoices and receipts, must be submitted with this form.

Greater amount of boxes E5 or F3

€ 83,848.74

Stamp Duty at € 1.27 per € 127.00 or part thereof — € 839.00

Interest for 0 months *note five* — € 0.00

Note Five
Interest at the rate of 1% per month or part of a month is charged on duty not paid within one month of the date of the allotment. (Round to nearest €).

Total Due (CCD) — € 839.00

\+

Euro 12.00
~~€12.70~~ Companies Office Registration Fee

Total Due (CCD + Reg. Fee) — € 851.00

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.

coform

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 67 to 75, Finance Act, 1973

Company Number

22045

B5 (Euro)

The return must be delivered within one month after the allotment

Company Name *in full*

ANGLO IRISH BANK CORPORATION PLC

Effective centre of management if outside the State

Registered Office

STEPHEN COURT, 18/21 ST STEPHEN'S GREEN, DUBLIN 2

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) *notes one and two*

made on 01/09/2003

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Seamus McGill 42 Woodside, Old Rathfarnham, Dublin 14	Ordinary Euro 0.32	10,000

Presenter's Name

Ronan Murphy

Address

Anglo Irish Bank Corporation plc

18/21 St. Stephen's Green, Dublin 2

Telephone

Reference

coform

B

Consideration for allotment(s) consist of (✓ *as appropriate)*

Cash ☑	Non-Cash ☐	Both Cash and Non-Cash ☐
Complete Section C	Complete Section D	Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 68(1) Finance Act, 1973) ☐

Exemption claimed under Section 72 Finance Act, 1973, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
10,000	Ordinary	0.32	1.09	10,919.75

Denomination Euro

Conversion rate, if any

Total value of consideration € 10,919.75

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Share Option Scheme

Denomination

Conversion rate, if any

Total value of consideration *note three* € 0.00

Enter this amount in page 3 section E2

Note Three
The total value of the consideration must be stated for allotments for non-cash consideration

I hereby certify that the above particulars contained in this form are correct

☐ Director ☑ Company Secretary

Signature [signature]

Date 22/9/03.

Name *Block letters please*

Ronan Murphy

coform

Companies Capital Duty

Calculation of Duty

Statement required under
Section 69, Finance Act, 1973, as amended

Company Number

22045

Date of allotment(s)
notes one and two

made on 01/09/2003

or made from ______ to ______

E

Value of assets contributed or to be contributed

1. Total from Section C	€	10,919.75
+		
2. Total from Section D	€	0.00
3. Total 1 + 2 above	€	10,919.75
4. Expenses *note four*	€	0.00
5. Total 3 - 4	€	10,919.75

F

Nominal value of shares allotted

	1. Amount/ Denomination
	2. Conversion Rate
€	3. Amount in €

Note Four
Ascertained in accordance with the provisions of Section 70 Finance Act, 1973. Full details including copies of invoices and receipts, must be submitted with this form.

Greater amount of boxes E5 or F3

€ 10,919.75

Stamp Duty at € 1.27 per € 127.00 or part thereof — € 110.00

Interest for 0 months *note five* — € 0.00

Note Five
Interest at the rate of 1% per month or part of a month is charged on duty not paid within one month of the date of the allotment. (Round to nearest €).

Total Due (CCD) — € 110.00

\+

€ ~~12.70~~ 12.00 Companies Office Registration Fee

Total Due (CCD + Reg. Fee) — € 122.00

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.

coform

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 67 to 75, Finance Act, 1973

Company Number 22045

B5 (Euro)

The return must be delivered within one month after the allotment

Company Name *in full*
Anglo Irish Bank Corporation plc

03 NOV 24 AM 7:21

Effective centre of management if outside the State

Registered Office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) *notes one and two* made on 12/09/2003

or made from ____ to ____

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Peter Butler 17 Burnaby Woods, Greystones, Co Wicklow	Ordinary €0.32	104,050
Michael Campbell Cherry Tree Cottage, Hill of Rath, Drogheda, Co Louth	Ordinary €0.32	41,600
Terence Carroll 7 Kincora Road, Clontarf, Co. Dublin	Ordinary €0.32	41,600
Bernard Daly 253 Collins Avenue West, Dublin 9	Ordinary €0.32	104,050
Kieran Duggan 42 Foxrock Manor, Dublin 18	Ordinary €0.32	72,850

Presenter's Name
Bernard Daly

Address
Anglo Irish Bank Corporation plc
18/21 St. Stephen's Green, Dublin 2

Telephone 01 616 2506

Reference rm/cj

coform

B

Consideration for allotment(s) consist of *(✓ as appropriate)*

Cash [✓] Complete Section C

Non-Cash [ ] Complete Section D

Both Cash and Non-Cash [ ] Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 68(1) Finance Act, 1973) [ ]

Exemption claimed under Section 72 Finance Act, 1973, as amended [ ]

Relief claimed in respect of the redemption of shares [ ]

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
623,100	Ordinary	0.32	2.36	1,470,516.00

Denomination: Euro

Conversion rate, if any:

Total value of consideration: € 1,470,516.00

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Allotment of Shares under Share Option Scheme

Denomination:

Conversion rate, if any:

Total value of consideration *note three*: € 0.00

Enter this amount in page 3 section E2

Note Three
The total value of the consideration must be stated for allotments for non-cash consideration

I hereby certify that the above particulars contained in this form are correct

[ ] Director [✓] Company Secretary

Signature Bernard Daly

Date

Name *Block letters please*

Bernard Daly

Companies Capital Duty

Calculation of Duty

Statement required under
Section 69, Finance Act, 1973, as amended

Company Number

22045

Date of allotment(s) made on 12/09/2003
notes one and two

or made from ______ to ______

E

Value of assets contributed or to be contributed

1. *Total from Section C*	€ 1,470,516.00
+	
2. Total from Section D	€ 0.00
3. Total 1 + 2 above	€ 1,470,516.00
4. Expenses *note four*	€ 0.00
5. Total 3 - 4	€ 1,470,516.00

F

Nominal value of shares allotted

	1. Amount/ Denomination
	2. Conversion Rate
€	3. Amount in €

Note Four
Ascertained in accordance with the provisions of Section 70 Finance Act, 1973. Full details including copies of invoices and receipts, must be submitted with this form.

Greater amount of boxes E5 or F3

	€ 1,470,516.00
Stamp Duty at € 1.27 per € 127.00 or part thereof	€ 14,706.00
Interest for ______ months *note five*	€
Total Due (CCD)	€ 14,706.00

Note Five
Interest at the rate of 1% per month or part of a month is charged on duty not paid within one month of the date of the allotment. (Round to nearest €).

+

€12.70 Companies Office Registration Fee

Total Due (CCD + Reg. Fee)	€ 14,718.00

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.

coform

Company Number 22045 **Form B5(euro) Continuation sheet**

A

Allottees (Continued) - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
David Drumm 44 Talbot Avenue, Malahide, Co Dublin	Ordinary €0.32	62,450
Brian Linehan 15 Casana View, Howth, Co Dublin	Ordinary €0.32	30,000
Walter Tyrrell 6 Eglington Park, Donnybrook, Dublin 4	Ordinary €0.32	41,600
Pat Whelan 24 Abington, Malahide, Co DUblin	Ordinary €0.32	62,450
Desmond Whyte 4 Red Island, Skerries, Co DUblin	Ordinary €0.32	62,450

coform

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 67 to 75, Finance Act, 1973

Company Number 22045

B5 (Euro)

The return must be delivered within one month after the allotment

Company Name *in full*
Anglo Irish Bank Corporation plc

Effective centre of management if outside the State

Registered Office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Date of allotment(s) *notes one and two* made on 16/09/2003

or made from ______ to ______

Note One
The period between the first and last dates should not exceed one month.

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - *These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.*

Full name and address	Share class	Number of shares allotted
Sean FitzPatrick Camaderry, Whitshed Road, Greystones, Co Wicklow	Ordinary €0.32	312,500
Peter Killen 3 Killeen Terrace, Malahide, Co DUblin	Ordinary €0.32	237,500
William McAteer 4 Auburn Villas, Rathgar, Dublin 6	Ordinary €0.32	237,500
Tiarnan O Mahoney Glen Pines, Old Longhill Road, Enniskerry, Co Wicklow	Ordinary €0.32	237,500
John Rowan 35 Ennerdale Road, Kew Gardens, Richmond, Surrey TW9 3PE, UK	Ordinary €0.32	237,500

Presenter's Name: Bernard Daly

Address: Anglo Irish Bank Corporation plc
18/21 ST Stephen's Green, Dublin 2

Telephone 01 616 2506

Reference BD/CJ

coform

B

Consideration for allotment(s) consist of ***(✓ as appropriate)***

Cash ☑	Non-Cash ☐	Both Cash and Non-Cash ☐
Complete Section C	Complete Section D	Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 68(1) Finance Act, 1973) ☐

Exemption claimed under Section 72 Finance Act, 1973, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
1,865,850	Ordinary	0.32	2.36	4,403,356.00

Denomination Euro

Conversion rate, if any

Total value of consideration € 4,403,356.00

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Share Option Scheme

Denomination

Conversion rate, if any

Total value of consideration *note three* € 0.00

Enter this amount in page 3 section E2

Note Three
The total value of the consideration must be stated for allotments for non-cash consideration

I hereby certify that the above particulars contained in this form are correct

☐ Director ☑ Company Secretary

Signature Bernard Daly

Date

Name *Block letters please*

Bernard Daly

Companies Capital Duty

Calculation of Duty

Statement required under
Section 69, Finance Act, 1973, as amended

Company Number

22045

Date of allotment(s)
notes one and two

made on 16/09/2003

or made from ____________ to ____________

E	F
Value of assets contributed or to be contributed	Nominal value of shares allotted

	E	F	
1. Total from Section C	€ 4,403,356.00		1. Amount/ Denomination
+			
2. Total from Section D	€ 0.00		2. Conversion Rate
3. Total 1 + 2 above	€ 4,403,356.00	€	3. Amount in €
4. Expenses *note four*	€ 0.00		
5. Total 3 - 4	€ 4,403,356.00		

Note Four
Ascertained in accordance with the provisions of Section 70 Finance Act, 1973. Full details including copies of invoices and receipts, must be submitted with this form.

Greater amount of boxes E5 or F3

€ 4,403,356.00

Stamp Duty at € 1.27 per € 127.00 or part thereof — € 44,034.00

Interest for ________ months *note five* — €

Note Five
Interest at the rate of 1% per month or part of a month is charged on duty not paid within one month of the date of the allotment. (Round to nearest €).

Total Due (CCD) — € 44,034.00

+

€12.70 Companies Office Registration Fee

Total Due (CCD + Reg. Fee) — € 44,046.00

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.

coform

Company Number 22045 **Form B5(euro) Continuation sheet**

A

Allottees (Continued) - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Owen O'Neill 65 Royalston Road, Wellesley, MA 02481, USA	Ordinary €0.32	41,600
Evelyn Belletty Havard House, 41A Bedford Road, Moggerhanger, Bedfordshire MK44 3RQ	Ordinary €0.32	2,500
Declan McAdams 13 Chemin du Prunier, 1218 Grand- Saconnex, Geneva, Switzerland	Ordinary €0.32	72,850
Alec Mitchell 11 Serviden Drive, Bromley, Kent BR1 2UB	Ordinary €0.32	20,000
Jim Springham Runton Lodge, Baas Hill, Broxbourne, Herts EN10 7EP	Ordinary €0.32	62,450
Gordon Parker Tayles Cottage, 35 West Street, Ewell Village, Surrey KT17 1XY	Ordinary €0.32	52,000
William Barrett 4 Homelee, Serpentine Avenue, Dublin 4	Ordinary €0.32	237,500
David Murray 90 Lower Ham Road, Kingston upon Thames, Surrey KT2 5BB	Ordinary €0.32	114,450

cro form

Companies Registration Office

Notice of change of directors or secretaries or in their particulars

Companies Acts, 1963 to 2001

Registration fee stamp to be affixed above

Section 195, Companies Act, 1963

Section 51, Companies Act 1990

Company Number 22045

B10

S. 195 of the Companies Act 1963, as amended by S.51 of the Companies Act, 1990, now requires that all registers of Directors should be modified by the insertion of each director's date of birth, nationality and foreign directorships. S. 195(9) requires that where an annual return containing those particulars has not been filed with the registrar, full particulars of all directors should be included in this form

Please complete using black block capitals or typewriting

Company Name *in full*

Anglo Irish Bank Corporation plc

03 NOV 28 ... 12

Gives notice of the following change(s) *note one*

That Ronan Murphy resigned and that Bernard Daly was appointed as Secretary of the Company

Date change(s) take(s) effect Day 26 Month 09 Year 2003

Particulars of new director (including shadow director)/secretary *note two*

Surname *note three*: Daly

Forename *note three*: Bernard

Former surname *note five*: None

Former forename *note five*: None

Business Occupation *note four*: Chartered Accountant

Date of Birth *note four*: Day 5 Month 1 Year 1948

Home address *note three*: 253 Collins Avenue West, Dublin 9

Nationality *note four*:

Other directorships *note six*: See Attached

Registered at *note seven*

Company number

I hereby consent to act as director / secretary of the aforementioned company *note two*

Signature Bernard Daly Date 26/9/03

I hereby certify that the particulars contained in this form are correct

[x] Director [ ] Company Secretary

Signature [signature] Date 8/10/03

Name *Block letters please*

Presenter's Name: Cliona Joyce

Address: Anglo Irish Bank Corporation plc, 18/21 St. Stephen's Green, Dublin 2

Telephone 01 616 2506

Reference bd/cj

Note one
Give details of change(s) and specify date. Only changes which occur on the same date may be registered by this notification. Otherwise, separate notifications should be made. If a new director or secretary has been appointed complete the next section.

Note two
Delete as appropriate. Where particulars of directors are included by virtue of section 195(9) the directors consent need not be completed.

Note three
Insert full name (initials will not suffice) and usual residential address. Where all the partners in a firm are joint secretaries the name and principal address of the firm alone may be given.

Note four
Applicable to directors only

LIST OF DIRECTORSHIPS - BERNARD DALY

Name of Company	Incorporated	Registration Number
Compass Holdings Limited	Ireland	241506
Compass Sigma Funding Limited	Ireland	249486
Compass PSI Funding Limited	Ireland	271827
Compass Finrec C Limited	Ireland	257953
Compass Finrec C2 Limited	Ireland	272829
Compass Securitisation Limited	Ireland	277974
Compass Tradrec AND Limited	Ireland	300608
Compass Tradrec B Limited	Ireland	275888
Compass Exporec Limited	Ireland	281382
Compass Secrec Limited	Ireland	271832
Compass Finrec W Limited	Ireland	308875
Compass Traderec M Limited	Ireland	321879
Compass Finrec M Limited	Ireland	324656
National Association of the Deaf	Ireland	21627
Natrix Plc		
Whitecapel Properties Limited	Ireland	314833